July 29, 2025

Wah Fu
Chief Executive Officer
International Endeavors Corporation
Unit 2, Level 6
Westin Centre
26 Hung To Road
Kwun Tong, Hong Kong

       Re: International Endeavors Corporation
           Amendment No. 1 to Registration Statement on Form 10-12G Filed July 3, 2025
           File No. 000-55649
Dear Wah Fu:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed July 3, 2025 Introductory Comment, page iii

1. Please revise to clearly state whether you conduct any operations through a variable interest entity. In this regard, we note your disclosure here that you conduct operations through your wholly owned subsidiaries based in Hong Kong and an affiliated
       company in Australia. However, in Note 2 to your financial statements on page F-28,
       you refer to the company   s subsidiaries and variable interest entity.
2. Where you discuss the Holding Foreign Companies Accountable Act (HFCAA), please revise to clarify that the HFCAA, as amended by the Consolidated Appropriations Act, 2023, decreased the number of consecutive non-inspection years
       triggering the trading prohibition from three years to two years. Please also revise similar disclosures on pages vi and 29-30.
 July 29, 2025
Page 2

Business, page 1

3. Please revise the organizational chart on page 1 to also reflect ModuLink Inc.'s preferred ownership interest in you and your directors' interests in ModuLink Inc., as you discuss on page 2 and elsewhere.
4. Please clarify the statement on page 2 that "we believe that our current cash and other sources of liquidity discussed below are adequate to support operations for at least the next 12 months." In this regard we note that two promissory notes in the amount of $124,549 are past due, see page 26, and we note that cash flow from operations was negative, see page F-5. Please also include a discussion of this default in the MD&A section.
5. We note that most of your revenues appear related to specific projects, such as those included in the tables on page 7, which we note does not include any projects after
       2023. Please revise to also provide more details regarding the specific material projects undertaken in 2024 and currently being undertaken by the company. For those projects currently being undertaken, please describe the material terms of each individual contract including the term length (multi-year, one year, etc.), specific details of the planned construction and services provided, and any material provisions or conditions that may affect the completion of the project. Management's Discussion and Analysis of the Results of Operations, page 40

6. When discussing the results of operations, please discuss in greater detail the reasons for the changes in the line items. For example, please explain the underlying reasons for the drop in revenue derived from the design and build services. See
Item 303(b) of
       Regulation S-K.
Item 5. Directors and Executive Officers, page 55

7. Please ensure that you have described the business experience during the past five years of each of your directors and executive officers, including each person's principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 401(e) of Regulation S-K. Executive Compensation, page 58

8. We note the disclosure on page 58 regarding base salaries and the disclosure on page
       59 that you have agreed to pay Messrs. Fu and Au-Yeung a monthly fee of HK$20,000 (approximately $2,564) and HK$10,000 (approximately $1,282)
for their
       services. However, the summary compensation table does not reflect any base salary.
       Please advise or revise. To the extent that compensation was deferred, please include the amount in the appropriate column of the table. See Instruction 4 to
Item 402(n) of
       Regulation S-K. Please reconcile or advise regarding similar inconsistency with the director compensation. Please also revise the narrative following the summary compensation table and director compensation table to explain what is included in the all other compensation column.
 July 29, 2025
Page 3
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 61

9.     Please expand to disclose all of the information required by Item
404(a)(5) of
       Regulation S-K for the two promissory notes held by Zenith HK.
10. As applicable, please file as an exhibit any material contract related to the transactions with Leidenford Ltd. See Item 601(b)(10) of Regulation S-K.
Item 9. Market Price of and Dividends of the Registrant's Common Equity and Related
Stockholder Matters, page 64

11. Please revise to disclose, if true, that your securities are quoted on the OTCID Basic
       Market. As applicable, please also revise your references to the Over-the-Counter-
       Bulletin-Board on pages iii and 2.
Index to Consolidated Financial Statements, page F-1

12. It appears you have presented consolidated financial statements of International
       Endeavors Corporation and ModuLink Investment Limited as of and for the years ended December 31, 2024 and 2023, and as of and for the three months ended March
       31, 2025 and 2024. We note your disclosure on page F-6 that there was a change of control in early 2025. In light of this change of control, we are unclear how you determined it was appropriate to present financial statements as if the share exchange had occurred at the beginning of the earliest reporting period presented. Please advise, or revise to separately present audited financial statements of International Endeavors
       Corporation in accordance with Article 8 of Regulation S-X, as required by Item 13 of
       Form 10.
Exhibits

13. Please re-file Exhibit 10.6 in accordance with Item 601(b)(10)(iv) of Regulation S-K.
       In this regard, we note that you have redacted certain provisions of the agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Jenny Chen-Drake